Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 14, 2023
Relating to Preliminary Prospectus Supplement dated November 14, 2023 and
Prospectus dated June 3, 2021
Registration No. 333-256733

Ares Capital Corporation

$300,000,000
7.000% Notes due 2027

PRICING TERM SHEET
November 14, 2023

The following sets forth the final terms of the 7.000% Notes due 2027 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated November 14, 2023, together with the accompanying prospectus dated June 3, 2021, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer	Ares Capital Corporation

Security	7.000% Notes due 2027

Ratings (Moody’s / S&P / Fitch)*	Baa3/BBB-/BBB (Positive/Stable/Stable)

Aggregate Principal Amount Offered	$300,000,000

Series of Notes	The Notes are a further issuance of the 7.000% Notes due 2027 that Ares Capital Corporation issued on August 3, 2023 in the aggregate principal amount of $600,000,000 (the “Existing 2027 Notes”). The Notes will be treated as a single series with the Existing 2027 Notes under the indenture and will have the same terms as the Existing 2027 Notes (except the issue date and offering price). The Notes offered hereby will have the same CUSIP number and will be fungible and rank equally with the Existing 2027 Notes.

Maturity	January 15, 2027, unless earlier repurchased or redeemed

Trade Date	November 14, 2023

Settlement Date**	November 17, 2023 (T+3)

Interest Payment Dates	January 15 and July 15

Price to Public (Issue Price)	100.170% plus accrued and unpaid interest from August 3, 2023 up to, but not including, the settlement date

Aggregate Accrued Interest	$6,066,666.67 of accrued and unpaid interest from August 3, 2023 up to, but not including, the settlement date

Coupon (Interest Rate)	7.000%

Re-Offer Yield	6.936%

Benchmark Treasury	4.625% due November 15, 2026

Benchmark Treasury Price / Yield	100 - 03 + / 4.586%

Spread to Benchmark Treasury	+ 235 basis points

Change of Control	Holders have the right to require Ares Capital to repurchase the Notes at 100% of their principal amount plus accrued and unpaid interest, if any, in the event of a Change of Control Repurchase Event.

Optional Redemption	Ares Capital may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

	1)	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points less (b) interest accrued to the date of redemption, and

	2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

Denomination	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN	04010L BE2 / US04010LBE20

Joint Book-Running Managers	BofA Securities, Inc. J.P. Morgan Securities LLC SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Ares Capital Corporation expects that delivery of the Notes will be made to investors on or about November 17, 2023, which will be the third business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to two business days before delivery should consult their advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of Ares Capital before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission, contains this and other information about Ares Capital and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Ares Capital and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement with the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, SMBC Nikko Securities America, Inc. at 1-888-868-6856 or Wells Fargo Securities, LLC at 1-800-645-3751.